Global Blue

GLOBAL BLUE REPORTS A STRONG OPERATIONAL PERFORMANCE WITH IMPROVED FINANCIAL POSITION AND STENGTHENED BALANCE SHEET

- **Strong YoY growth in Group Revenue of 36% to €422m, alongside a 91% increase in Adjusted EBITDA to €149m in line with short-term guidance**
- **Improvement in Adjusted EBITDA margin of 10ppts to 35.2% and a 64% drop-through(1)**
- **Strengthened balance sheet, with meaningful net leverage ratio(2) improvement to 3.4x in March 2024 (vs. 6.5x in March 2023) and extension of debt maturity to 2030**
- **Continuation of the Tax Free Shopping recovery in April/May 2024 with recovery in Continental Europe at 141% and 223% in Asia Pacific vs 128% and 166% respectively in Q4 FY23/24**
- **Solid progress against strategic initiatives with focus on increased digitalization, commercial gains, and product development**
- **Financial guidance reaffirmed – FY24/25 Adjusted EBITDA of >€200m**

Signy, Switzerland, June 5, 2024

Global Blue Group Holding AG (NYSE:GB and GB.WS) today announces its financial results for the fourth quarter and twelve month period ended March 31, 2024.

Global Blue's CEO, Jacques Stern, commented:

"FY23/24 was a year of significant progress for Global Blue, where we achieved considerable growth and profitability, generated robust cash flow, and substantially reduced the Group's debt.

"We delivered our financial guidance, with €149m Adjusted EBITDA (91% YoY growth). This translated well into cashflow, with pre-tax unlevered free cash flow of €95m, representing a reversion to the high cash generation witnessed pre-COVID. Together, this allowed us to reduce the Group's net leverage ratio(2) to 3.4x (vs. 6.5x March 2023), as we work towards our long-term net leverage objective of <2.5x."

"With strong progress in our strategic initiatives and continued benefits from the acceleration of the Tax Free Shopping recovery, particularly in Asia Pacific, we reiterate our FY24/25 Adjusted EBITDA guidance of more than €200m."

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EXECUTIVE SUMMARY

FY23/24 financial results showed a significant improvement against operational and strategic objectives.

Strong operational performance

The Group delivered a 36% YoY increase in Revenue to €422m and a 91% YoY increase in Adjusted EBITDA to €149m, in line with the short-term guidance. The increase in Adjusted EBITDA implied an improvement in margin of 10.2ppts to 35.2% and a 64% drop-through[(1)].

Rapid deleveraging and solid Balance Sheet

The Group delivered a significant improvement in the net leverage ratio[(2)] to 3.4x at end March 2024 from 6.5x at end March 2023 and in line with the Group target of <2.5x post FY24/25.

To further strengthen the balance sheet, in December 2023, the Group refinanced its debt with a senior term loan of €610.0m and revolving credit facility (RCF) of €97.5m, extending maturity to 2030.

Continuation of the improvement in the Tax Free Shopping recovery

In April/May 2024, the recovery in Tax Free Shopping Group reported LfL Issued Sales-in-Store[(3)] continued to progress in both Continental Europe and Asia Pacific.

The recovery in Continental Europe reached 141% in April/May 2024 vs. 128% in Q4 FY23/24, an increase of 13ppts.

In Asia Pacific, the recovery reached 223% in April/May 2024 vs. 166% in Q4 FY23/24, an increase of 57ppts.

Solid progress against strategic initiatives

During the period, the Group made significant strides in its focus on digitalization, commercial gains, and product development.

In Tax Free Shopping Solutions, the ongoing digitalization initiative resulted in a 4-point increase in the Success Ratio[(4)] to 56% in FY23/24, contributing an additional 8% growth in Tax Free Shopping Revenue. Additionally, the division increased its market share against its competitors, with a net retention rate[(5)] of 102.8% over the last five years.

In Payments, FX Solutions maintained a strong market position, with a net retention rate[(5)] of 104.8% over the last four years. The hospitality payment gateway initiative, launched in FY22/23, continued to grow, with 5 Acquirers signed up during FY23/24 and more than 350 hotels rolled out during the period.

Confirmation of guidance and long-term targets

Building on the successes of FY23/24 and with the acceleration of the Tax Free Shopping recovery, in particular in Asia Pacific, the Group reiterates the financial guidance and long-term targets issued on September 25, 2023, including FY24/25 Adjusted EBITDA of more than €200m. Post FY24/25, Global Blue is targeting 8-12% Revenue growth, >50% drop-through(1), and a net leverage ratio(2) <2.5x.

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FINANCIAL PERFORMANCE

Q4 FY23/24 Financial Performance

€M	Q4 FY21/22	Q4 FY22/23	Q4 FY23/24	Q4 FY23/24 vs. Q4 FY22/23 (%)
Revenue				
Tax Free Shopping Solutions	28.1	62.4	76.6	
Payments	7.3	17.7	21.7	
Post-Purchase Solutions	3.8	6.7	6.9	
Revenue	**39.2**	**86.8**	**105.2**	***21%***
Variable costs	(7.9)	(22.0)	(26.9)	
Contribution	**31.3**	**64.8**	**78.3**	***21%***
Fixed costs	(33.3)	(43.5)	(44.4)	
Adjusted EBITDA	**(2.1)**	**21.3**	**33.9**	***60%***
Adjusted EBITDA Margin(%)		***24.5%***	***32.2%***	
Adjusted Depreciation & Amortisation	(9.9)	(9.7)	(11.8)	
Net Finance Costs	(5.9)	(9.0)	(13.8)	
Adjusted Profit before Tax	**(17.9)**	**2.5**	**8.4**	
Adjusted Income Tax Expense	1.3	(3.1)	(5.5)	
Non-Controlling Interests	(0.1)	(0.4)	(1.3)	
Adjusted Net Income Group Share	**(16.4)**	**(1.0)**	**1.6**	

Revenue

The Group delivered Revenue of €105.2m in Q4 FY23/24, a 21% YoY increase, reflecting a strong performance across all business lines.

Tax Free Shopping Solutions delivered Revenue of €76.6m in Q4 FY23/24, a 23% YoY increase. Revenue in Continental Europe reached €62.7m, a 16% LfL YoY increase, while Revenue in Asia Pacific reached €13.8m, a 71% LfL YoY increase. This strong performance reflects the ongoing recovery across all origin nationalities including the Mainland China recovery. In Continental Europe, the Mainland China recovery reached 73% in Q4 FY23/24 vs. 31% in the same period last year, whilst the Mainland China recovery in Asia Pacific reached 125% vs. 34% in the same period last year.

Payments delivered Revenue of €21.7m in Q4 FY23/24, a 23% YoY increase, reflecting a strong performance across both business segments. Revenue in FX Solutions reached €9.7m, a 30% LfL YoY increase, while Revenue in the Acquiring business reached €12.0m, a 25% LfL YoY increase.

Post-Purchase Solutions delivered Revenue of €6.9m in Q4 FY23/24, a 3% YoY increase. Whilst Revenue growth was moderate after management's decision to move away from certain low-contribution ZigZag carriage contracts, the LfL Contribution growth of the segment (after carrier costs) was strong at 31%.

Adjusted EBITDA

The Group delivered Adjusted EBITDA of €33.9m in Q4 FY23/24, a 60% YoY increase, reflecting the significant improvement in Revenue together with the ongoing focus on the cost base. This implied an improvement in margin of 7.7ppts to 32% and a 69% drop-through[1]. On that basis, Quarterly Annualized Adjusted EBITDA[6] has shown a consistent improvement to €164m in Q4 FY23/24.

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FY23/24 Financial Performance

€M	FY21/22	FY22/23	FY23/24	FY23/24 vs. FY22/23 (%)
Revenue				
Tax Free Shopping Solutions	89.6	228.8	311.7	
Payments	23.3	61.8	83.0	
Post-Purchase Solutions	13.1	20.9	27.5	
Group Revenue	**125.9**	**311.5**	**422.3**	*36%*
Variable costs	(26.7)	(78.8)	(100.4)	
Contribution	**99.2**	**232.7**	**321.9**	*38%*
Fixed costs	(109.2)	(154.8)	(173.3)	
Adjusted EBITDA	**(9.9)**	**78.0**	**148.7**	*91%*
Adjusted EBITDA Margin(%)		***25.0%***	***35.2%***	
Adjusted Depreciation & Amortisation	(40.2)	(36.7)	(39.4)	
Net Finance Costs	(24.6)	(36.6)	(50.3)	
Adjusted Profit before Tax	**(74.7)**	**4.7**	**59.0**	
Adjusted Income Tax Expense	5.7	(10.6)	(25.1)	
Non-Controlling Interests	(0.6)	(2.1)	(7.0)	
Adjusted Net Income Group Share	**(69.6)**	**(8.1)**	**26.9**	

Revenue

The Group delivered Revenue of €422.3m in FY23/24, a 36% YoY increase reflecting a strong performance across all business lines.

Tax Free Shopping Solutions delivered Revenue of €311.7m in FY23/24, a 36% YoY increase. Revenue in Continental Europe reached €264.8m, a 28% LfL YoY increase; while Revenue in Asia Pacific reached €46.9m, a 106% LfL YoY increase, reflecting the ongoing recovery across all origin nationalities. The strong performance in Asia Pacific reflects a solid acceleration of the spend of Mainland Chinese with a recovery at 100% in FY23/24 vs. calendar year 2019.

Payments delivered Revenue of €83.0m in FY23/24, a 34% YoY increase, reflecting a strong performance across both business segments. Revenue in FX Solutions reached €40.7m, a 48% LfL YoY increase; while Revenue in the Acquiring business reached €42.3m, a 33% LfL YoY increase, reflecting the ongoing travel recovery in Australia and new business wins.

Post-Purchase Solutions delivered Revenue of €27.5m in FY23/24, a 32% YoY increase, reflecting strong organic growth of 18% (€3.7m), and the remainder from the consolidation of ShipUp, acquired on 1 November 2022.

Adjusted EBITDA

The Group delivered Adjusted EBITDA of €148.7m in FY23/24, a 91% YoY increase reflecting the significant improvement in Contribution (revenue less variable costs) together with the ongoing focus on the cost base, with fixed costs below 2019 levels on a LfL basis. Furthermore, considering the €25.4m impact of the abolishment of the UK Tax Free Shopping Scheme on the FY19/20 Adjusted EBITDA of €170.7m, FY23/24 Adjusted EBITDA is now ahead of 2019 levels (excluding the UK).

The increase in Adjusted EBITDA implied an improvement in margin of 10.2ppts to 35.2% and a 64% drop-through[(1)].

Adjusted Profit before Tax

The Group delivered Adjusted Profit Before Tax of €59.0m in FY23/24, a €54.3m YoY increase, mainly reflecting the significant increase in Adjusted EBITDA partially offset by an increase of €13.8m in net finance costs, related to higher interest costs in the period.

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5 Cash Flow, Balance Sheet, and Net Debt The Group delivered an increase of €100.3m in pre-tax unlevered free cash flow to €95.2m, resulting in a positive cash flow for the first time since FY19/20, and in line with the Group’s historical performance. As at March 31, 2024, Group Net Debt reached €522.5m, consisting of Gross Financial Debt of €610.0m and Cash & Cash Equivalents of €87.5m, resulting in a net leverage ratio(2) of 3.4x. EVENTS AFTER THE REPORTING PERIOD Repricing of Term Loan and RCF In May 2024, the Group successfully allocated the repricing of both the term loan and RCF. The repricing is expected to close on or prior to June 30, 2024, and upon closing will reduce the interest rate margin applicable to the Group under both the term loan and RCF by 100ppts (from 5.00% to 4.00%, and from 4.50% to 3.50% per annum respectively), in each case subject to further reduction pursuant to a margin ratchet based on leverage. The 100ppts reduction in the interest rate margin from June 2024, will result in an annualized interest cost savings of over €6m, reducing it to €47.5m at actual LIBOR on the senior debt of €610m. 6 LATEST TAX FREE SHOPPING TRENDS Sales-in-Store(3) Volumes well ahead of 2019 levels In April/May 2024, Tax Free Shopping Sales-In-Stores(3) LfL reported a 163% increase, up from 140% in Q4 FY23/24, reflecting a solid performance in both Continental Europe and Asia Pacific. In Continental Europe, the recovery reached 141%, up from 128% in Q4 FY23/24. The recovery was driven by US, GCC and regional European shoppers, with respective recoveries of 319%, 298%, and 283%. Mainland China remains one of the very few nationalities below pre-COVID levels at 63% and below Q4 F23/24 at 73%. In Asia Pacific, the recovery reached 223%, up from 166% in Q4 FY23/24. The strong recovery was driven by Hong Kong/Taiwan and North East Asia shoppers, with respective recoveries of 601% and 352%. Mainland China recovery continued to strengthen, reaching 190% compared to 125% in Q4 FY23/24. Year-on-Year Performance with high volume growth Year-on-year Sales-in-Store(3) is increasing at high double digit growth in Continental Europe and triple digit growth in Asia Pacific. In April/May 2024, Sales-in-Store(3) in Continental Europe increased by +22% compared to the same period last year, outpacing the growth of +18% in Q4 FY23/24 and +13% in Q3 FY23/24. GCC shoppers led the performance with +47%, followed by Mainland Chinese shoppers at +43% and US shoppers at +22%. In Asia Pacific, April/May 2024 Sales-in-Store(3) was up +118% vs. the same period last year vs. +97% in Q4 FY23/24 and +90% in Q3 FY23/24. All nationalities demonstrated strong Sales-in-Store(3) performance, led by Mainland Chinese shoppers at +268%, followed by North East shoppers at +161%, and Hong Kong and Taiwan at +71%. FY23/24 ACHIEVEMENTS During the period, the Group made significant strides in its focus on digitalization, commercial gains, and product development. In Tax Free Shopping Solutions, the ongoing digitalization efforts across the issuing, validation, and refunding processes resulted in a 4ppts increase in the Success Ratio(4) to 56% in FY23/24. The division's two main differentiators, Payment Integration and Mobile Customer Care, have enabled the acquisition of many key clients during the year, reinforcing its leading market position with a net retention rate(5) of 102.8% in the last 5 years. This focus on digitalization and commercial dynamics has allowed Global Blue to outperform its competition, with a completed Sales-in-Store recovery of 152% in France, 140% in Spain, and 125% in Italy, on a L12M in average, c50-60ppts ahead of its nearest competitor. The Payments business also maintained a strong retention rate, with a net retention rate(5) of 104.8% in the last 4 years. The payment gateway initiative, launched in FY22/23, has continued to ramp up, securing 5 Acquirers, and rolling out more than 350 hotels in the period, generating c€2m in Adjusted EBITDA. 7 FINANCIAL GUIDANCE AND LONG-TERM TARGETS In September 2023, the Group issued guidance and long-term targets as it continues to benefit from the strong growth drivers of the business; Global Blue Group Holding AG - Global Blue Introduces Financial Guidance and Long-term Targets. Global Blue reiterates its guidance, including the expected Adjusted EBITDA of more than €200m in FY24/25. As the environment normalizes thereafter, in the long-term, Global Blue is targeting 8-12% Revenue growth, >50% drop-through(1), and a net leverage ratio(2) <2.5x. 1Refers to the portion of Revenue growth that drops through to the Adjusted EBITDA line. 2Net Leverage refers to Net Debt divided by the last 12 months Adjusted EBITDA excluding Post-Purchase Solutions Adjusted EBITDA losses. 3Refers to the Issued Sales-In-Store (Spend), like-for-like (at constant merchant scope and exchange rates). 4Refers to the percentage of eligible Tax Free Shopping transactions that are issued and refunded, calculated on the basis of the Issue Ratio: the percentage of eligible transactions that are issued a tax free form, and the Refund Ratio: the percentage of transactions for which a tax free form has been issued and successfully refunded. 5Net Retention Rate for a given year is a percentage calculated as: 1 + the Sales-in-Store gained from new accounts and store openings in the given year, net of lost accounts and store closures, divided by the total Sales- in-Store for the given year. Net Retention Rate does not adjust for luxury inflation through the period. 6Annualized extrapolation includes Tax Free Shopping, Payments, and Post-Purchase Solutions performance in Q1, Q2, Q3 and Q4 FY22/23, and Q1, Q2, Q3 and Q4 FY23/24, applied to the year. 8 WEBCAST INFORMATION An audio recording of commentary on the results, along with supplemental financial information, can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com NON-IFRS FINANCIAL MEASURES This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release. FORWARD-LOOKING STATEMENTS This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, beliefs, intentions, or strategies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These include commercial expectations and other external factors, including political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID-19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20-F/A for the fiscal year ended March 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across more than 50 countries, in three industries: Tax Free Shopping, Payments and Post- Purchase solutions. With c2,000 employees, Global Blue generated €28bn Sales-in-Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Source: Global Blue